Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211334

Prospectus Supplement No. 9

(to Prospectus dated May 28, 2016)

3,160,000 Units, Each Consisting of One Share of Common Stock and one

Series G Warrant, Each Series G Warrant to Purchase One Share of

Common Stock

This prospectus supplement supplements the prospectus dated May 26, 2016 (the “Prospectus”), which relates to the offering of 3,160,000 Units (the “Units”) of Great Basin Scientific, Inc. (the “Company”, “we”, “us” or “our”), each Unit consisting of one share of our common stock, par value $0.0001 (“common stock”) and one Series G Warrant (the “Series G Warrants”), each Series G Warrant to purchase one share of our common stock. The Units were issued as part of our public offering at a closing on June 1, 2016.

On June 1, 2016 each Unit separated into its component part, one Common Share and one Series G Warrant.

Each Series G Warrant is exercisable to purchase one share of our common stock (which we refer to herein as the “Series G Warrant Shares”) for a period of five years from their date of issuance. Each Series G Warrant will have an initial exercise price per share of $1.90. This prospectus also covers the shares of common stock issuable from time to time upon exercise of the Series G Warrants.

This prospectus supplement incorporates into our Current Reports on Form 8-K as filed on December 2, 2016.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is quoted on the QTCQB under the symbol “GBSN.” On December 1, 2016 the closing bid price was $0.01 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 OF THE PROSPECTUS DATED MAY 26, 2016 AND IN OUR MOST RECENT FILINGS MADE WITH THE SEC INCORPORATED BY REFERENCE THEREIN, INCLUDING OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2016, BEFORE YOU MAKE AN INVESTMENT IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2016

GREAT BASIN SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36662	83-0361454
(State or other jurisdiction of incorporation)	Commission File Number)	(IRS Employer Identification No.)

420 E. South Temple, Suite 520

Salt Lake City, UT

(Address of principal executive offices)

84111

(Zip code)

(801) 990-1055

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

2016 Note Waiver

As previously disclosed on the Current Report on Form 8-K filed with the SEC on June 29, 2016, on June 29, 2016, the Company into a Securities Purchase Agreement (the “2016 SPA”) in relation to the issuance and sale by the Company to certain buyers as set forth in the Schedule of Buyers attached to the 2016 SPA (the “ 2016 Note Buyers”) of $75 million aggregate principal amount of senior secured convertible notes (the “2016 Notes”) and related Series H common stock purchase warrants (the “Series H Warrants”) exercisable to acquire 56,250,000 shares of common stock.

On December 2, 2016, the Company and certain 2016 Note Buyers holding enough of the 2016 Notes and Series H Warrants to constitute the required holders under Section 9(e) of the 2016 SPA and Section 19 of the 2016 Notes entered into waiver agreements to waive (i) the breach by the Company of Section 4(n)(ii) of the SPA solely with respect to (x) the Company’s filing of an amendment to the Registration Statement on Form S-1 (No. 333-213144 ) related to an offering of Units, (y) the Company’s filing of subsequent amendments to the Registration Statement on Form S-1 (No. 333-213144) to complete the offering of Units and (z) the Company’s consummation of the offering of Units pursuant to the Registration Statement on Form S-1 (No. 333-213144) no later than February 28, 2017 and (ii) the event of default arising under Section 4(a)(x) of the 2016 Notes due to the Company’s failure to comply with Section 4(n)(ii) of the 2016 SPA as described in the immediately preceding clause (i) above.

The foregoing is a summary description of the material terms of the 2016 Note Waiver Agreement with respect to the 2016 Notes and is qualified in its entirety by the form of the 2016 Note Waiver Agreement, attached as Exhibit 10.2 to this Current Report on Form 8-K and incorporated by reference to this Item 1.01.

Item 3.03 Material Modifications to Rights of Security Holders

The information disclosed in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 9.01 Financial Statements and Exhibits

EXHIBIT	DESCRIPTION
10.1	Form of Waiver Agreement for the 2016 Notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT BASIN SCIENTIFIC, INC.

Date: December 2, 2016	By:	/s/ Ryan Ashton
Ryan Ashton
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
10.1	Form of Waiver Agreement for the 2016 Notes

Exhibit 10.1

WAIVER

This Waiver (this “Waiver”) is entered into as of December 2, 2016, by and between Great Basin Scientific, Inc., a Delaware corporation (the “Company”), and the undersigned holder (the “Holder”) which is one of the investors listed on the Schedule of Buyers (“Schedule of Buyers”) attached to that certain Securities Purchase Agreement between the Company and all of the investors listed on the Schedule of Buyers (the “Buyers”) dated June 29, 2016 (the “SPA”) with reference to the following facts:

A.                On June 29, 2016, the Company and the Buyers (as defined in the Registration Rights Agreement) entered into the SPA in relation to the issuance and sale by the Company and purchase by the Holders of: (i) that aggregate principal amount of senior secured convertible notes of the Company, in substantially the form attached to the SPA as Exhibit A (the “Notes”), set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate principal amount of Notes for all Buyers was $75,000,000) and (ii) related Series H Warrants, in substantially the form attached to the SPA as Exhibit B (the “Warrants”), representing the right to acquire that number of shares of common stock of the Company, par value $0.0001 (“Common Stock”), set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (as exercised, collectively, the “Warrant Shares”), which totaled in the aggregate 56,250,000 Warrant Shares.

B.                 The issuance of the Notes and the Warrants occurred at a closing on July 1, 2016 (the “Closing Date”).

C.                 In accordance with the terms of Section 4(n)(ii) of the SPA, the Company agreed that until the later of (I) the date that is ninety (90) days after the date the Company obtains the Stockholder Approval (as defined in the SPA) and (II) the earlier of (x) the time of the registration of all of the Underlying Shares (as defined in the SPA) pursuant to a registration statement under the United States Securities Act of 1933, as amended, which registration remains in effect or (y) such time as all of the Underlying Shares, if a registration statement is not available for the resale of all of the Underlying Shares, may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), the Company shall not, directly or indirectly, file any registration statement with the SEC, or file any amendment or supplement thereto, or grant any registration rights to any Person that can be exercised prior to the earlier of such time as set forth in such Section 4(n)(ii) (the “Lock-up”).

D.                On August 15, 2016, the Company filed a Registration Statement on Form S-1 (File No. 333-213144) (the “Offering Registration Statement”) related to a proposed offering of units of the Company anticipated to consist of a unit comprised of one share of common stock of the Company and one Series I Warrant to purchase one share of common stock for gross aggregate proceeds from the offering of approximately $10,000,000, with each Series I Warrant anticipated to be exercisable at a price equal to the per unit price of the offering for a period of five years, and the Company anticipates filing an amendment to the Offering Registration Statement (the "Offering Registration Statement Amendment") on December 2, 2016, to amend the offering to units consisting of Mandatorily Convertible Series G Preferred Stock and Series I Warrants for gross aggregate proceeds of approximately $8,000,000 from the offering of such units (“Amended Offering”) and closing the Amended Offering by no later than February 28, 2017.

E.                 On August 15, 2016, the Company obtained a waiver of: (i) the Company's failure to comply with the provisions of Section 4(n)(ii) of the SPA and (ii) the Event of Default (as defined in the Notes) arising under Section 4(a)(x) of the Notes due to the Company's failure to comply with the provisions of Section 4(n)(ii) of the SPA prior to August 15, 2016, in each case, solely with respect to the filing of the Offering Registration Statement, which waiver expired on September 30, 2016.

F.                  The Company desires to obtain a waiver of: (i) the Company's failure to comply with the provisions of Section 4(n)(ii) of the SPA and (ii) the Event of Default (as defined in the Notes) arising under Section 4(a)(x) of the Notes due to the Company's failure to comply with the provisions of Section 4(n)(ii) of the SPA prior to the date hereof, in each case, solely with respect to the filing of amendments to the Offering Registration Statement and closing the Amended Offering on or prior to February 28, 2017.

G.                In compliance with Section 9(e) of the SPA and Section 19 of the Notes , this Waiver shall only be effective upon the execution and delivery of this Waiver and waivers in form and substance identical to this Waiver (the “Other Waivers”) by other holders of Underlying Shares (as defined in the SPA) (each an “Other Holder”) representing on the Closing Date at least fifty-one percent (51%) of the aggregate number of Underlying Shares issued or issuable under the Notes and Warrants issued on the Closing Date and shall include Hudson Bay so long as Hudson Bay and/or any of its affiliates collectively hold at least five percent (5%) of the Underlying Shares, in the aggregate (the “Required Holders”) (such time, the “Effective Time”).

NOW, THEREFORE, in consideration of the premises set forth above, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.                  Waiver. The Holder hereby waives, effective as of the Effective Time: (i) the breach by the Company of Section 4(n)(ii) of the SPA solely with respect to (x) the Company’s filing of the Offering Registration Statement Amendment, (y) the Company's filing of further amendments to the Offering Registration Statement, as amended by the Offering Registration Statement Amendment, to complete the Amended Offering by no later than February 28, 2017 and (z) the Company's consummation of the Amended Offering as set forth in the Offering Registration Statement, as amended by the Offering Registration Statement Amendment and by any further amendments described in the immediately preceding clause (y), and (ii) the Event of Default arising under Section 4(a)(x) of the Notes due to the Company’s failure to comply with Section 4(n)(ii) of the SPA as described in the immediately preceding clause (i).

2.                  Acknowledgments. The Company hereby confirms and agrees that (i) except with respect to the waivers set forth in Section 1 above that are effective as of the Effective Time, the SPA and Notes shall continue to be, in full force and effect; (ii) the execution, delivery and effectiveness of this Waiver shall not operate as an amendment of any right, power or remedy of the Holder except to the extent expressly set forth herein.

3.                  Fees And Expenses. [NTD: HB ONLY: The Company shall reimburse the Holder for its legal fees and expenses in connection with the preparation and negotiation of this Waiver and transactions contemplated thereby, by paying any such amount to Schulte Roth & Zabel LLP (the "Holder Counsel Expense") by wire transfer of immediately available funds in accordance with the written instructions of Schulte Roth & Zabel LLP delivered to the Company. The Holder Counsel Expense shall be paid by the Company whether or not the transactions contemplated by this Waiver are consummated. Except as otherwise set forth above, each party to this Waiver shall bear its own expenses in connection with the transactions contemplated hereby.] [NTD: ALL OTHERS: Each party to this Waiver shall bear its own expenses in connection with the transactions contemplated hereby.].

4.                  No Material, Nonpublic Information. The Company hereby agrees and acknowledges that the transactions contemplated by this Waiver do not constitute material, nonpublic information of the Company or any of its Subsidiaries, the Company represents to the Holder that it has publicly disclosed all material, non-public information delivered to the Holder by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents on or prior to the date hereof and that the Holder shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the Offering Registration Statement. The Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents on the one hand, and the Holder or any of its affiliates on the other hand, has terminated and is of no further force or effect. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, affiliates, employees and agents, not to, provide any Holder with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Holder. To the extent that the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates employees or agents delivers any material, non-public information to any Holder without the Holder’s consent, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents with respect to, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents not to trade on the basis of, such material, non-public information. The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in securities of the Company.

5.                  Independent Nature of Holder Obligations and Rights. The obligations of the Holder under this Waiver are several and not joint with the obligations of any Other Holder, and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder under any Other Waiver. Nothing contained herein or in any Other Waiver, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Waiver or any Other Waiver and the Company acknowledges that the Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Waiver or any Other Waiver. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Waiver or, any Other Waiver, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

6.                  No Third Party Beneficiaries. This Waiver is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

7.                  Counterparts. This Waiver may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

8.                  No Strict Construction. The language used in this Waiver will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

9.                  Headings. The headings of this Waiver are for convenience of reference and shall not form part of, or affect the interpretation of, this Waiver.

10.              Severability. If any provision of this Waiver is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Waiver so long as this Waiver as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

11.              Amendments. No provision of this Waiver may be amended other than by an instrument in writing signed by the Company and the Required Holders.

12.              Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Waiver and the consummation of the transactions contemplated hereby.

13.              Notice. Whenever notice is required to be given under this Waiver, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the SPA.

14.              Successors and Assigns. This Waiver shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

15.              Capitalized Terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meaning set forth in the Registration Rights Agreement.

16.              Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Waiver shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Waiver and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WAIVER OR ANY TRANSACTION CONTEMPLATED HEREBY.

[Signature Pages Follow]

IN WITNESS WHEREOF, each Undersigned and the Company have caused their respective signature page to this Waiver to be duly executed as of the date first written above.

COMPANY:

GREAT BASIN SCIENTIFIC, INC.

By:
Name: Ryan Ashton
Title: President, CEO

[Signature Page to Waiver]

IN WITNESS WHEREOF, each Undersigned and the Company have caused their respective signature page to this Waiver to be duly executed as of the date first written above.

HOLDER:

By:
Name:
Title:

[Signature Page to Waiver]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 28, 2016

GREAT BASIN SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36662	83-0361454
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

420 E. South Temple, Suite 520, Salt Lake City, UT

(Address of principal executive offices)

84111

(Zip code)

(801) 990-1055

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities

On November 28 and 29, 2016, certain holders of the Series F Convertible Preferred Stock (“Preferred Stock’) were issued shares of the Company’s common stock pursuant to Section 3(a)(9) of the United States Securities Act of 1933, (as amended) in connection with the mandatory conversion of the Preferred Stock under the terms of the Certificate of Designations for the Preferred Stock. In connection with the mandatory conversions, the Company issued 20,400,000 shares of common stock upon the conversion of 408 shares of Preferred Stock at a conversion price of $0.02 per share.

As previously disclosed, the Company mandatorily converted 2,098 of the Preferred Stock into approximately 104.9 million shares of our common stock, at a conversion price of $0.02 per share. All of these mandatorily converted shares of Preferred Stock have now been converted into shares of common stock.

The Company previously filed an 8-K on November 25, 2016 and reported 179,483,055 shares of common stock outstanding therefore as of December 2, 2016 there are 199,883,055 shares of common stock issued and outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT BASIN SCIENTIFIC, INC.

Date: December 2, 2016	By:	/s/ Ryan Ashton
Ryan Ashton
President and Chief Executive Officer